UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

CELLULAR BIOMEDICINE GROUP, INC.
(Name of the Issuer)

Cellular Biomedicine Group, Inc.
CBMG Holdings
CBMG Merger Sub Inc.
Yunfeng Fund III, L.P.
Yunfeng Investment III, Ltd.
Yunfeng Capital Limited
TF Capital Ranok Ltd.
TF Capital Fund III L.P.
Winsor Capital Limited
TF I Ltd.
Tony (Bizuo) Liu
Yihong Yao
Li (Helen) Zhang
Chengxiang (Chase) Dai
Dangdai International Group Co., Limited
Mission Right Limited
Wealth Map Holdings Limited
Earls Mill Limited
Sailing Capital Overseas Investments Fund, L.P.
Sailing Capital Overseas Investments GP, Ltd
OPEA SRL
Maplebrook Limited
Full Moon Resources Limited
Viktor Pan
Zheng Zhou
Novartis AG
Novartis Pharma AG
(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

15117P102
(CUSIP Number of Class of Securities)

Andrew Chan Cellular Biomedicine Group, Inc. 209 Perry Parkway, Suite 13 Gaithersburg, Maryland 20877 (301) 825-5320	Xin Huang CBMG Holdings Room 3501, 35th floor, K. Wah Centre, No. 1010, Middle Huaihai Rd. Shanghai 200031, China +852 2516 6363

With copies to:
William Fong, Esq. White & Case LLP 9th Floor Central Tower 28 Queen’s Road Central Hong Kong SAR +852 2822 8700	Morton A. Pierce, Esq. Chang-Do Gong, Esq. White & Case LLP 1221 Avenue of the Americas New York, New York 10020-1095 (212) 819-8200	Nima Amini, Esq. O’Melveny & Myers LLP 31/F AIA Central 1 Connaught Road Central Hong Kong SAR +852 3512 2300
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) ((§§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$217,011,577.27	$23,675.96

*
For purposes of calculating the filing fee only, the maximum aggregate value was determined based upon the sum of: (A) 10,181,058 shares of common stock outstanding as of September 28, 2020, multiplied by the merger consideration of $19.75 per share (calculated as 19,450,353 shares of common stock outstanding as of September 28, 2020 minus 9,269,295 shares held by Rollover Stockholders (as defined below in this statement) as of September 28, 2020); (B) 1,476,742 shares of common stock issuable upon the exercise of options to purchase shares of common stock outstanding as of September 28, 2020, with a per share exercise price below $19.75, multiplied by $9.31 (the difference between $19.75 per share and the weighted average exercise price of $10.44 per share); (C) 110,745 shares of common stock subject to restricted stock units outstanding as of September 28, 2020, other than restricted stock units held by the Management Rollover Stockholders (as defined below in this statement), multiplied by the merger consideration of $19.75 per share; and (D) 0 shares of common stock subject to performance-based restricted stock units outstanding as of September 28, 2020, multiplied by the merger consideration of $19.75 per share.
**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the maximum aggregate value of the transaction by 0.0001091.

☒
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously paid: $23,675.96
Form or Registration No.: Schedule 14A (File No. 001-36498)
Filing Party: Cellular Biomedicine Group, Inc.
Date Filed: October 9, 2020

Introduction

This final amendment (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (this “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (i) Cellular Biomedicine Group, Inc., a Delaware corporation (the “Company”), (ii) CBMG Holdings, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (iii) CBMG Merger Sub Inc., a Delaware corporation (“Merger Sub”), (iv) Yunfeng Fund III, L.P., an exempted limited partnership established under the laws of the Cayman Islands, (v) Yunfeng Investment III, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, (vi) Yunfeng Capital Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (vii) TF Capital Ranok Ltd., a company with limited liability incorporated under the laws of the British Virgin Islands, (viii) TF Capital Fund III L.P., an exempted limited partnership established under the laws of the Cayman Islands, (ix) Winsor Capital Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, (x) TF I Ltd., a company with limited liability incorporated under the laws of the British Virgin Islands, (xi) Tony (Bizuo) Liu, Chief Executive Officer, Chief Financial Officer and a director of the Company, (xii) Yihong Yao, Chief Scientific Officer of the Company, (xiii) Li (Helen) Zhang, Chief Production Officer of the Company, (xiv) Chengxiang (Chase) Dai, General Manager of the Regenerative Medicine Business Unit of the Company, (xv) Dangdai International Group Co., Limited, a private company limited by shares organized under the laws of Hong Kong, (xvi) Mission Right Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, (xvii) Wealth Map Holdings Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, (xviii) Earls Mill Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, (xix) Sailing Capital Overseas Investments Fund, L.P., an exempted limited partnership established under the laws of the Cayman Islands, (xx) Sailing Capital Overseas Investments GP, Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (xxi) OPEA SRL, a company organized under the laws of Italy, (xxii) Maplebrook Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (xxiii) Full Moon Resources Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, (xxiv) Viktor Pan, (xxv) Zheng Zhou, (xxvi) Novartis AG, a corporation organized under the laws of Switzerland and (xxvii) Novartis Pharma AG, a corporation organized under the laws of Switzerland (the persons identified in clauses (i) through (xxvii), collectively, the “Filing Persons”). In this Transaction Statement, (i) Messrs. Liu, Yao and Dai and Ms. Zhang are referred to, collectively, as the “Management Rollover Stockholders,” (ii) the Management Rollover Stockholders, together with Dangdai International Group Co., Limited, Mission Right Limited, Wealth Map Holdings Limited, Earls Mill Limited, OPEA SRL, Maplebrook Limited, Full Moon Resources Limited and Messrs. Pan and Zhou, are referred to, collectively, as the “Consortium Rollover Stockholders,” (iii) the Consortium Rollover Stockholders and Novartis Pharma AG are referred to, collectively, as the “Rollover Stockholders,” (iv) Yunfeng Fund III, L.P., TF Capital Fund III L.P., Velvet Investment Pte. Ltd. and Mr. Liu are referred to, collectively, as the “Equity Investors,” and (v) the Rollover Stockholders, Parent, Merger Sub, the Equity Investors, Yunfeng Capital Limited, TF Capital Ranok Ltd., Winsor Capital Limited and TF I Ltd. are referred to, collectively, as the “Participants.”

This Transaction Statement relates to an Agreement and Plan of Merger, dated as of August 11, 2020 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13E-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement. Except as set forth in this Final Amendment, all information in this Transaction Statement remains unchanged.

While each of the Filing Persons acknowledges that the Merger is a “going private transaction” for purposes of Rule 13e-3 promulgated under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person or any of its affiliates.

All information concerning each Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.

Item 15. Additional Information

(c)
Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follow:

On February 19, 2021, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective on February 19, 2021. At the effective time of the Merger, each share of the Common Stock outstanding immediately prior to the effective time of the Merger (other than (i) shares of Common Stock held by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent and shares of Common Stock owned by the Company and (ii) certain shares of Common Stock owned by the Rollover Stockholders) was automatically cancelled and converted into the right to receive $19.75 in cash, without interest and subject to any applicable withholding tax.

Upon the effective time of the Merger, the Company became a wholly-owned subsidiary of Parent. In connection with the closing of the Merger, the Company notified the Nasdaq Global Select Market (“Nasdaq”) on February 19, 2021 that each share of Common Stock (except as described above) was converted into the right to receive $19.75 in cash pursuant to the Merger Agreement (as described above), and the Company requested that Nasdaq file a Form 25 with the SEC to remove the Common Stock from listing on Nasdaq and deregister the Common Stock pursuant to the Exchange Act. The Company intends to file with the SEC a Form 15 requesting the suspension of reporting obligations with respect to the Common Stock under Sections 13 and 15(d) of the Exchange Act.

Item 16. Exhibits

(a)(1)
Definitive Proxy Statement of Cellular Biomedicine Group, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the U.S. Securities and Exchange Commission).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to Cellular Biomedicine Group, Inc. Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5)
Press Release issued by Cellular Biomedicine Group, Inc., dated August 12, 2020 (incorporated herein by reference to Exhibit 99.1 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(a)(6)
Letter to Employees, dated August 12, 2020 (incorporated herein by reference to Cellular Biomedicine Group, Inc.’s Schedule 14A filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(a)(7)	Cellular Biomedicine Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed on February 28, 2020 (incorporated herein by reference).

(a)(8)	Cellular Biomedicine Group, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 filed on May 6, 2020 (incorporated herein by reference).

(a)(9)	Cellular Biomedicine Group, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed on August 12, 2020 (incorporated herein by reference).

(a)(10)	Cellular Biomedicine Group, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed on November 9, 2020 (incorporated herein by reference).

(a)(11)
Cellular Biomedicine Group, Inc.’s Supplement to the Proxy Statement filed with the U.S. Securities and Exchange Commission on January 26, 2021 pursuant to Rule 14a-12 (incorporated herein by reference).

(a)(12)
Cellular Biomedicine Group, Inc.’s Supplement to the Proxy Statement filed with the U.S. Securities and Exchange Commission on January 28, 2021 pursuant to Rule 14a-12 (incorporated herein by reference).

(a)(13)	Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 29, 2021 (incorporated herein by reference).

(a)(14)
Cellular Biomedicine Group, Inc.’s Supplement to the Proxy Statement filed with the U.S. Securities and Exchange Commission on February 1, 2021 pursuant to Rule 14a-12 (incorporated herein by reference).

(a)(15)
Press Release issued by Cellular Biomedicine Group, Inc., dated February 8, 2021 (incorporated herein by reference to Exhibit 99.1 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 8, 2021).

(a)(16)
Press Release issued by Cellular Biomedicine Group, Inc., dated February 19, 2021 (incorporated herein by reference to Exhibit 99.1 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 19, 2021).

(c)(1)	Opinion of Jefferies LLC, dated August 10, 2020 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)	Discussion Materials of Jefferies LLC dated March 22, 2020.*

(c)(3)	Discussion Materials of Jefferies LLC dated July 24, 2020.*

(c)(4)	Presentation of Jefferies LLC dated August 10, 2020.*

(d)(1)
Agreement and Plan of Merger, dated as of August 11, 2020, by and among CBMG Holdings, CBMG Merger Sub Inc. and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)
Equity Commitment Letter, dated as of August 11, 2020, by and between Tony (Bizuo) Liu and CBMG Holdings (incorporated herein by reference to Exhibit 14 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(3)
Equity Commitment Letter, dated as of August 11, 2020, by and between Yunfeng Fund III, L.P. and CBMG Holdings (incorporated herein by reference to Exhibit 15 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(4)
Equity Commitment Letter, dated as of August 11, 2020, by and between TF Capital Fund III L.P. and CBMG Holdings (incorporated herein by reference to Exhibit 16 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(5)
Equity Commitment Letter, dated as of August 11, 2020, by and between Velvet Investment Pte. Ltd. and CBMG Holdings (incorporated herein by reference to Exhibit 17 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(6)
Limited Guarantee of Tony (Bizuo) Liu, dated as of August 11, 2020, by and between Tony (Bizuo) Liu and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Exhibit 19 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(7)
Limited Guarantee of Yunfeng Fund III, L.P., dated as of August 11, 2020, by and between Yunfeng Fund III, L.P. and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Exhibit 20 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(8)
Limited Guarantee of TF Capital Fund III L.P., dated as of August 11, 2020, by and between TF Capital Fund III L.P. and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Exhibit 21 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(9)
Limited Guarantee of Velvet Investment Pte. Ltd., dated as of August 11, 2020, by and between Velvet Investment Pte. Ltd. and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Exhibit 22 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(10)
Interim Investors Agreement, dated as of August 11, 2020, by and among CBMG Holdings, CBMG Merger Sub Inc. and the Consortium Rollover Stockholders (incorporated herein by reference to Exhibit 23 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(11)
Rollover and Support Agreement, dated as of August 11, 2020, by and among CBMG Holdings, CBMG Merger Sub Inc., Tony (Bizuo) Liu, Yihong Yao, Li (Helen) Zhang, Chengxiang (Chase) Dai, Dangdai International Group Co., Limited, Mission Right Limited, Wealth Map Holdings Limited, Earls Mill Limited, OPEA SRL, Maplebrook Limited, Full Moon Resources Limited, Viktor Pan and Zheng Zhou (incorporated herein by reference to Exhibit 18 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(12)
Rollover and Support Agreement, dated as of August 11, 2020, by and among CBMG Holdings, CBMG Merger Sub Inc. and Novartis Pharma AG (incorporated herein by reference to Exhibit 99.4 to Novartis AG’s and Novartis Pharma AG’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 14, 2020).

(d)(13)
Loan Agreement, dated as of January 28, 2020, between Cellular Biomedicine Group, Inc. and Winsor Capital Limited (incorporated herein by reference to Exhibit 10.1 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 29, 2020).

(d)(14)	Convertible Promissory Note, dated as of January 28, 2020, issued by Cellular Biomedicine Group, Inc. to Winsor Capital Limited.*

(d)(15)
Amendment Letter, dated as of August 11, 2020, to the Loan Agreement between Winsor Capital Limited and Cellular Biomedicine Group, Inc. dated January 28, 2020 and to the Convertible Promissory Note issued by Cellular Biomedicine Group, Inc. to Winsor Capital Limited, dated January 30, 2020 (incorporated herein by reference to Exhibit 24 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(16)
Loan Agreement, dated as of August 11, 2020, between Yunfeng Capital Limited and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Exhibit 10.1 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(17)	Convertible Promissory Note, dated as of August 14, 2020, issued by Cellular Biomedicine Group, Inc. to Yunfeng Capital Limited.*

(d)(18)
Share Purchase Agreement, dated as of September 25, 2018, by and among Novartis Pharma AG, Cellular Biomedicine Group, Inc. and Shanghai Cellular Biopharmaceutical Group Ltd. (incorporated herein by reference to Exhibit 10.2 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 27, 2018).

(d)(19)
Registration Rights Agreement, dated as of September 26, 2018, by and between Novartis Pharma AG and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Exhibit 4.1 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 27, 2018).

(d)(20)
License and Collaboration Agreement, dated as of September 25, 2018, by and among Novartis Pharma AG, Cellular Biomedicine Group, Inc., Cellular Biomedicine Group HK Ltd., Cellular Biomedicine Group (Wuxi) Ltd., Cellular Biomedicine Group (Shanghai) Ltd. and Shanghai Cellular Biopharmaceutical Group Ltd. (incorporated herein by reference to Exhibit 10.1 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 27, 2018).

(d)(21)
Toll Manufacturing and Supply Agreement, dated as of December 21, 2018, by and among Beijing Novartis Pharma Co., Ltd., Novartis Pharma AG, Shanghai Cellular Biopharmaceutical Group Ltd. and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Exhibit 10.1 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 28, 2018).

(d)(22)
License and Collaboration Agreement Waiver, dated as of August 11, 2020, delivered by Novartis Pharma AG (incorporated herein by reference to Exhibit 99.5 to Novartis AG’s and Novartis Pharma AG’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 14, 2020).

(d)(23)
Supply Agreement Waiver, dated as of August 11, 2020, delivered by Novartis Pharma AG and Beijing Novartis Pharma Co., Ltd. (incorporated herein by reference to Exhibit 99.6 to Novartis AG’s and Novartis Pharma AG’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 14, 2020).

(d)(24)
Loan Agreement, dated as of October 23, 2020, between Cellular Biomedicine Group, Inc. and TFI I Ltd. (incorporated herein by reference to Exhibit 10.1 to Cellular Biomedicine Group Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 26, 2020).

(d)(25)	Convertible Promissory Note, dated as of October 28, 2020, issued by Cellular Biomedicine Group, Inc. to TF I Ltd.**

(d)(26)
Loan Agreement, dated as of October 23, 2020, between Cellular Biomedicine Group, Inc. and Yunfeng Capital Limited (incorporated herein by reference to Exhibit 10.2 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 26, 2020).

(d)(27)	Convertible Promissory Note, dated as of October 30, 2020, issued by Cellular Biomedicine Group, Inc. to Yunfeng Capital Limited.**

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

*
Previously filed with the Schedule 13E-3 that was filed with the U.S. Securities and Exchange Commission on October 9, 2020.
**
Previously filed with the Schedule 13E-3 that was filed with the U.S. Securities and Exchange Commission on November 17, 2020.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 19, 2021

CELLULAR BIOMEDICINE GROUP, INC.

By:	/s/ Andrew Chan
Name: Andrew Chan
Title: Chief Legal Officer

CBMG HOLDINGS

By:	/s/ Xin Huang
Name: Xin Huang
Title: Director

CBMG MERGER SUB INC.

By:	/s/ Xin Huang
Name: Xin Huang
Title: Director

YUNFENG FUND III, L.P.

By:	/s/ Xin Huang
Name: Xin Huang
Title: Authorized Signatory

YUNFENG INVESTMENT III, LTD.

By:	/s/ Xin Huang
Name: Xin Huang
Title: Authorized Signatory

YUNFENG CAPITAL LIMITED

By:	/s/ Xin Huang
Name: Xin Huang
Title: Authorized Signatory

TF CAPITAL RANOK LTD.

By:	/s/ Chiang Chen Hsiu-Lien
Name: Chiang Chen Hsiu-Lien
Title: Director

TF CAPITAL FUND III L.P.

By:	/s/ Chiang Chen Hsiu-Lien
Name: Chiang Chen Hsiu-Lien
Title: Director

WINSOR CAPITAL LIMITED

By:	/s/ Chiang Chen Hsiu-Lien
Name: Chiang Chen Hsiu-Lien
Title: Director

TF I LTD.

By:	/s/ Chiang Chen Hsiu-Lien
Name: Chiang Chen Hsiu-Lien
Title: Director

TONY (BIZUO) LIU

By:	/s/ Tony (Bizuo) Liu

YIHONG YAO

By:	/s/ Yihong Yao

LI (HELEN) ZHANG

By:	/s/ Li (Helen) Zhang

CHENGXIANG (CHASE) DAI

By:	/s/ Chengxiang (Chase) Dai

DANGDAI INTERNATIONAL GROUP CO., LIMITED

By:	/s/ Chen Jie
Name: Chen Jie
Title: Executive Vice President

MISSION RIGHT LIMITED

By:	/s/ Chiu Tao
Name: Chiu Tao
Title: Director

WEALTH MAP HOLDINGS LIMITED

By:	/s/ James Xiao Dong Liu
Name: James Xiao Dong Liu
Title: Director

EARLS MILL LIMITED

By:	/s/ James Xiao Dong Liu
Name: James Xiao Dong Liu
Title: Director

SAILING CAPITAL OVERSEAS INVESTMENTS FUND, L.P.

By:	/s/ James Xiao Dong Liu
Name: James Xiao Dong Liu
Title: Chairman

SAILING CAPITAL OVERSEAS INVESTMENTS GP, LTD

By:	/s/ James Xiao Dong Liu
Name: James Xiao Dong Liu
Title: Chairman

OPEA SRL

By:	/s/ Edoardo Fontana
Name: Edoardo Fontana
Title: Managing Director

MAPLEBROOK LIMITED For and on behalf of BUKIT MERAH LIMITED Corporate Director

By:	/s/ Edrie Yin
Name: Edrie Yin
Title: Authorized Signatory

By:	/s/ Jean-Marc Rentsch
Name: Jean-Marc Rentsch
Title: Authorized Signatory

FULL MOON RESOURCES LIMITED

By:	/s/ Pak To Leung
Name: Pak To Leung
Title: Director

VIKTOR PAN

By:	/s/ Viktor Pan

ZHENG ZHOU

By:	/s/ Zheng Zhou

NOVARTIS AG

By:	/s/ Richard Pulik
Name: Richard Pulik
Title: As Attorney

By:	/s/ Benjamin Brod
Name: Benjamin Brod
Title: As Attorney

NOVARTIS PHARMA AG

By:	/s/ Susanne Kreutz
Name: Susanne Kreutz
Title: As Attorney

By:	/s/ Jean-Baptiste Leray
Name: Jean-Baptiste Leray
Title: As Attorney